July 1, 2024

David Chuang
Chief Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Amendment No. 1 to
           Draft Registration Statement on Form F-4
           Submitted June 12, 2024
           CIK No. 0002014254
Dear David Chuang:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 16, 2024 letter.

Amended Draft Registration Statement Submitted June 12, 2024
SPAC Shareholder Proposal No. 1 - The Business Combination Proposal Summary of Financial and Valuation Analyses of FST, page 116

1. We note your revisions in response to prior comments 11 and 21 and your response that high inflation did not contribute to a decrease in revenue.
However, we note your
       revised disclosure on page 116 that    FST management believed that due
to the slowdown
       in global economic growth and high inflation in the first quarter of 2023, the revenue as
       [sic] significantly slowed down due to brand customers    adjustments to
their inventory
       level.    Please revise to address this apparent inconsistency. Further, we note your revised
       disclosure that the projections are in line with historic operating trends. Please revise to
 July 1, 2024
Page 2

       clarify how your plan to acquire other players in the golf shaft industry to increase your economy of scale in 2025 is in line with your historic operating trends. Finally, we note your revised disclosure that you expect that your plant capacity utilization rate will improve and you will expand plant capacity. Please revise to clarify if this relates to the land and buildings you recently purchased in Minxiong Township of Chiayi County,
       Taiwan, as disclosed on pages 204 and 205, or advise.
Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 162

2. We note your revisions on pages 162 and 164 in response to prior comment 13, which states that your pro forma financial information have been prepared under the assumption
       that    at least    90% of all issued and outstanding FST shares have
been acquired. Please
       revise to disclose the exact percentage you used in preparing the pro forma financial information.
Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of December 31,
2023, page 166

3. We note that the number of shares of Class A ordinary shares subject to possible redemption of 5,600,483 does not appear to agree with that presented in the historical financial statements. Please revise to correct this inconsistency. Description of Securities
Securities of Chenghe prior to the Business Combination
Warrants - Public Warrants, page 242

4. We note your response to prior comment 26. Please address the part of that comment that requests disclosure whether recent ordinary share trading prices exceed the $10 or $18 thresholds that would allow you to redeem the SPAC Public Warrants. Certain Relationships and Related Transactions
Certain Relationships of FST, page 268

5. We note your revisions in response to prior comment 28 and reissue our comment in part.
       In that regard, we note the information regarding related party transactions with Factory
       Automation Technology Co., Ltd, David Chuang and Peko, LLC on pages F-75 and F-76.
       Further, we note that FST   s directors and senior management are
parties to the Company
       Shareholder Support Agreement.
Beneficial Ownership of CayCo Securities After Business Combination, page 274

6.     We note your revisions in response to prior comment 29. Please revise
the    All officers
       and directors as a group    line item to reflect the inclusion of Kerry
Lin Liu, Huoy-Ming
       Yeh and Richard Qi Li and their beneficial ownership CayCo.
Experts, page 277

7. We note your disclosure that Enrome LLP will be the auditor of CayCo following
       Closing. As the audited financial statements of CayCo are included in this filing, please revise to update your disclosure.
 July 1, 2024
Page 3
FST Corp.
Report of Independent Registered Public Accounting Firm, page F-79

8. Please include the date that the report was issued pursuant to Rule 2-02(a)(1) of
       Regulation S-X.
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules, page II-1

9. We note your revisions in response to prior comment 32. We also note your revisions
       throughout the filing that reference Annex G to be the SPAC   s proposed
second amended
       and restated memorandum and articles of association, which will take effect from the effective time of the Merger. However, it appears that Annex G is the
SPAC   s current
       amended and restated memorandum and articles of association. Please revise to update your disclosures throughout the filing.
General

10. We note your revisions in response to prior comment 34 and reissue in full.
11. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. A non-exclusive example of an area where disclosure should be updated is your disclosure on page 205 that certain of your leases expired on May 15, 2024 and April 30, 2024.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Gary J. Ross